UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36284 / August 4, 2026

In the Matter of:

Dawson Private Markets Evergreen Fund
Dawson Partners (US) Inc.
Dawson Partners Inc.
and certain of their affiliated entities as described in Schedule A to the application

10 Bryant Park
452 Fifth Ave., Suite 23011
New York, NY 10018

812-15974

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Dawson Private Markets Evergreen Fund, et al. filed an application on January 14, 2026, and an
amendment to the application on May 22, 2026, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain business development
companies, registered closed-end management investment companies, and registered open-end
management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

On July 9, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36244). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that
the relief requested by Dawson Private Markets Evergreen Fund, et al. (File No. 812-15974) is

granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.